UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of July 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

 ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Update on the exercise of Extrafarma’s Preemptive Right

São Paulo, July 25, 2022 – Ultrapar Participações S.A. (B3: UGPA3; NYSE: UGP, “Ultrapar” or “Company”), in addition to the material notice of May 18, 2021, the notice to shareholders of June 28, 2021 (“Notice to Shareholders”) and the market announcement of June 22, 2022, hereby informs that, in the context of the sale of Extrafarma to Pague Menos ("Transaction"), the calculations of the preliminary adjustment of Extrafarma’s Acquisition Price have been completed, pursuant to the method of calculation set forth in the documents of the Transaction, summarized in Exhibit I of the Notice to Shareholders, resulting in an acquisition price of Extrafarma’s shares of R$ 0.549643 per share (“Preliminary Acquisition Adjusted Price”).

Considering that the Preliminary Acquisition Adjusted Price is higher than the Acquisition Price, namely, R$ 0.447091 per share, and that all shareholders who exercised the Preemptive Right chose to pay the Acquisition Price in advance, in cash, such shareholders shall pay the difference between the Acquisition Price and the Preliminary Acquisition Adjusted Price, namely R$ 0.102552 per share, within 5 days from the date hereof, that is, July 30, 2022. Failure to make such payment within the above mentioned time frame shall imply the forfeiture of the Preemptive Right. Such amount shall be paid to Ultrapar, in Brazilian currency, by means of an electronic transfer (TED) of immediately available funds or PIX (instant payment system from Central Bank of Brazil) to the bank account 22500-2, branch 2374, at Banco Bradesco, owned by Ipiranga Produtos de Petróleo S.A. (CNPJ and PIX key 33.337.122/0001-27). To allow the verification of performance of the above mentioned obligation, shareholders are requested to forward proof of payment, preferably until July 30, 2022, to the Company's electronic address invest@ultra.com.br, indicating the shareholder(s) to whom the transferred proceeds refer.

The Preliminary Acquisition Adjusted Price is still subject to the Acquisition Price Final Adjustment, as detailed in the Notice to Shareholders. The procedures to be adopted by the shareholders exercising the Preemptive Right upon the indication of the Acquisition Price Final Adjustment will be disclosed by the Company in due course.

Finally, Ultrapar clarifies that the effective transfer of Extrafarma's shares as a result of the exercise of the Preemptive Right will be carried out after the determination of the Final Acquisition Price and, as the case may be, the payment by the shareholders exercising the Preemptive Right of the eventual difference between the Final Acquisition Price and the Preliminary Acquisition Adjusted Price, as per item 2.4 of the Notice to Shareholders.

Ultrapar will maintain the market and its shareholders duly informed of any relevant updates related to this announcement.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

Capitalized terms not expressly defined in this document shall have the meaning assigned to them in the Notice to Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2022

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)